FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Preview of income statement regarding first quarter of 2009 preliminary results.

Preview of income statement for first quarter 2009

Against a backdrop of 54% lower oil prices, the Repsol YPF Group’s operating income at CCS fell 28%

Unaudited figures (IFRS)

FIRST QUARTER 2009 RESULTS	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
CCS REPORTED EARNINGS (M€)
CCS OPERATING INCOME	1,332	1,060	963	-27.7
CCS NET INCOME	1,047	557	536	-48.8

CCS PROFORMA INDICATORS (M€)
CCS ADJUSTED OPERATING INCOME	1,371	1,050	746	-45.6
CCS ADJUSTED NET INCOME	811	549	421	-48.1

REPORTED EARNINGS (M€)
OPERATING INCOME	1,606	11	940	-41.5
NET INCOME	1,212	-105	516	-57.4

PROFORMA INDICATORS (M€)
ADJUSTED OPERATING INCOME	1,645	1	722	-56.1
ADJUSTED NET INCOME	976	-113	401	-58.9

EARNINGS PER SHARE
Euros per share	0.99	-0.09	0.43	-56.6
Dollars per share	1.57	-0.12	0.57	-63.7

FIRST QUARTER 2009 HIGHLIGHTS

•	CCS operating income, that is, excluding inventory holding gains (losses) was down 27.7%. Adjusted operating income in the quarter, at CCS fell 45.6%.

•

Adjusted operating income in first quarter was affected mainly by lower oil prices than in the same quarter last year, the accounting impact of inventory losses totalling 23 M€ versus 274 M€ in inventory gains in the same year-ago period, and by weaker earnings performance in the Chemical business.

•

The Company’s net financial debt at the end of first quarter was 5,376 M€, 2,042 M€ more than at year-end 2008 (3,334 M€). This increase is mainly due to the impact of the acquisition of Unión Fenosa by Gas Natural. The debt/capital employed ratio at the end of the quarter stood at 17.2% in comparison with 11.9% at 31 December 2008

•	Ten discoveries were announced in the first four months of the year in the Company’s key growth areas: in deep waters offshore the Gulf of Mexico and Brazil and in North Africa.

•

In its meeting on 25 February, the Repsol Board of Directors agreed to submit to the Shareholders’ Annual General Meeting a resolution requesting approval for payment of a gross final dividend for 2008 of 0.525 € per share.

•

On 18 March, Repsol International Finance, B.V., concluded the 1 billion € 5-year bond issue, guaranteed by Repsol YPF, S.A., with a 6.50% coupon and an issue price of 99.934%, equivalent to mid-swaps plus 370 basis points.

Preview of income statement for first quarter 2009

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OPERATING INCOME (M€)	576	259	185	-67.9
ADJUSTED OPERATING INCOME (M€)	597	252	185	-69.0
LIQUIDS PRODUCTION (Thousand boepd)	131	124	113	-13.7
GAS PRODUCTION (*) (Million scf/d)	1,135	1,157	1,146	0.9
TOTAL PRODUCTION (Thousand boepd)	333	330	317	-4.8
INVESTMENTS (M€)	242	326	314	29.8
EXPLORATION EXPENSE (M€)	96	110	28	-70.8

INTERNATIONAL PRICES	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
Brent ($/Bbl)	96.7	55.5	44.5	-54.0
WTI ($/Bbl)	97.8	59.1	43.3	-55.7

REALISATION PRICES	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OIL ($/Bbl)	86.5	48.1	39.6	-54.2
GAS ($/Miles scf)	4.3	3.7	2.5	-41.9

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in first quarter 2009 was 185 M€, 69.0% lower that in first quarter 2008 mainly because of the following factors:

•	Realization prices, net of the impact of lower taxes, diminished income by 474 M€.

•	The drop in production volumes, principally as a result of contractual and regulatory changes in Bolivia and Libya, had a negative impact of 49 M€.

•	Lower exploration costs had a positive impact of 72 M€.

•	The year-on-year appreciation of the dollar against the euro increased income by 24 M€.

•	Lastly, other minor items having a negative impact of 15 M€ million explain the remaining difference.

Production in this quarter was 317 Kboepd, 3.2% higher year-on-year, including the impact of the OPEC quota reduction, and excluding contractual and regulatory changes in Bolivia and Libya, which had a combined negative impact of 26.7 Kboepd.

Investments in first quarter 2009 in Upstream amounted to 314 M€. Investments in development represented 38% of total investments and were mainly spent in the U.S. (46%), Trinidad & Tobago (20%), and Libya (9%).

Preview of income statement for first quarter 2009

1.2.- LNG

Unaudited figures (IFRS)

	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OPERATING INCOME (M€)	32	37	11	-65.6
ADJUSTED OPERATING INCOME (M€)	32	37	11	-65.6
ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	65.9	64.5	43.0	-34.7
LNG SALES (TBtu)	44.0	38.6	38.5	-12.5
INVESTMENTS(M€)	78	19	30	-61.5

1 TBtu= 1,000,000 Mbtu

1 bcm= 1,000 Mm3= 39.683 TBtu

Adjusted operating income in first quarter 2009 was 11 M€ million, 65.6% lower in the same quarter last year.

First quarter results were mainly affected by the following factors:

•

On the downside, lower prices in the Spanish electricity pool and the drop in sales to Spanish combined cycle plants, as well as tighter margins and lower sales volumes. Moreover, there have not been high margin trading activities with Asian markets in the quarter

•	On the upside, higher sales volumes from trains 2 and 3 in Trinidad & Tobago.

Investments in the LNG division in first quarter 2009 totalled 30 M€, 61.5% down year-on-year, and were mainly spent in the Canaport LNG project.

Preview of income statement for first quarter 2009

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
CCS OPERATING INCOME (M€)	208	620	316	51.9
CCS ADJUSTED OPERATING INCOME (M€)	247	596	311	25.9

	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OPERATING INCOME (M€)	482	-429	293	-39.2
ADJUSTED OPERATING INCOME (M€)	521	-453	288	-44.7
OIL PRODUCT SALES (Thousand tons)	11,072	10,244	9,492	-14.3
PETROCHEMICAL PRODUCT SALES (Thousand tons)	793	482	458	-42.3
LPG SALES (Thousand tons)	917	858	871	-5.0
INVESTMENTS (M€)	315	595	325	3.2

REFINING MARGIN INDICATOR ($/Bbl)	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
Spain	5.3	8.6	4.6	-13.2

Adjusted operating income on the basis of current cost of supplies (CCS) was 311 M€, 25.9% higher than the same year-ago quarter. Adjusted income in first quarter 2009, including an inventory loss of 23 M€, amounted to 288 M€ versus 521 M€ posted in the same quarter in 2008 which included inventory gains totalling 274 M€.

The following factors explain the year-on-year variations for the quarter in CCS adjusted operating income:

•

Lower refining margins affected by lower spreads in medium distillates and narrower differentials between light and heavy oil were partially offset by the 6% drop in fixed costs, achieved thanks to the implementation of cost savings and efficiency improvement plans. The combined effect of the above-mentioned factors had a 50 M€ adverse impact on operating income.

•	In Peru, wider fuel oil spreads lifted margins, more than compensating decreased sales, and driving operating income up by 38 M€.

•

Lower volumes of oil product sales to the company-owned service station network in Europe were offset by wider marketing margins. Accordingly, the entire segment contributed 33 M€ more than in the same quarter last year and operating income was 34% up year-on-year.

•	Enhanced performance in the LPG business (with higher margins and stable fixed costs), in the Trading and Transport activity, and other minor items had a positive impact of 88 M€ in operating income.

•	The appreciation of the dollar against the euro increased income by 30 M€.

•

Income in the Chemical business was 75 M€ down year-on-year. This was principally the outcome of lower sales and weak margins due to the global economic downturn. Lower feedstock and energy prices were not sufficient to counteract these effects.

Investments in Downstream in first quarter 2009 amounted to 325 M€ and were mainly spent in the enlargement of Cartagena and in the fuel oil reductor unit at Bilbao.

Preview of income statement for first quarter 2009

1.4.- YPF

Unaudited figures (IFRS)

	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OPERATING INCOME (M€)	365	113	323	-11.5
ADJUSTED OPERATING INCOME (M€)	411	131	152	-63.0
LIQUIDS PRODUCTION (Kboepd)	329	325	323	-1.8
GAS PRODUCTION (*) (Million scf/d)	1,703	1,596	1,558	-8.5
TOTAL PRODUCTION (Kboepd)	632	609	601	-5.0
OIL PRODUCT SALES (Thousand tons)	3,705	3,689	3,539	-4.5
PETROCHEMICAL PRODUCT SALES (Thousand tons)	406	334	270	-33.7
LPG SALES (Thousand tons)	114	89	113	-0.3
INVESTMENTS (M€)	250	596	236	-5.6

INDICATORS	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OIL REALISATION PRICES ($/Bbl)	39.9	43.7	39.3	-1.5
GAS REALISATION PRICES (**) ($/Kscf)	2.3	2.8	2.8	21.7
PETROCHEMICAL DERIVATIVES ($/ton)	473	303	188	-60.3

(*)	1,000 Mcf/d = 28.32 Mm3 /d = 0.178 Mboepd.
(**)	Includes sales to downstrem before taxes

Adjusted operating income in first quarter 2009 was 152 M€ versus 411 M€ in first quarter 2008.

The most significant year-on-year variations are as follows:

•	Higher pump and gas prices had an overall positive impact of 70 M€. Gas, gasoline, and diesel prices were up 22%, 37%, and 23%, respectively in comparison with first quarter last year.

•	Declining revenues, net of taxes, from exports and products the price of which depends on international oil prices, diminished income by 264 M€.

•	The Petroleo Plus Program incentive increased income by 40 M€.

•	Operating costs remained stable thanks to the implementation of a cost savings plan.

•	Lastly, other minor effects were responsible for the remaining year-on-year variations.

Production in the quarter fell 5.0% year-on-year mainly because of natural field decline in Argentina coupled with the drop in natural gas demand and the increase in Bolivian gas imports.

YPF investments in first quarter 2009 were 236 M€, of which amount, 83% was spent in Exploration and Production development projects.

Preview of income statement for first quarter 2009

1.5.- GAS NATURAL SDG

Unaudited figures (IFRS)

	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
OPERATING INCOME (M€)	157	132	169	7.6
ADJUSTED OPERATING INCOME (M€)	160	136	169	5.6
INVESTMENTS (M€)	54	170	1,963	—

Adjusted operating income in first quarter 2009 was up 5.6% reaching 169 M€ versus 160M€ in the same year-ago quarter. Wholesale and retail gas marketing activities and the contribution from regulated distribution activities, the difficult economic scenario, and lower electricity prices are some of the key aspects worth mentioning.

Gas Natural SDG’s investments in first quarter 2009 totalled 1,963 M€, mostly spent in increasing its shareholding in Unión Fenosa. Other than this transaction, material investments, slightly higher year-on-year, were mainly earmarked for distribution and power activities.

1.6.- CORPORATE AND OTHERS

This caption reflects Corporate operating expenses and income/expenses not attributable to operating areas.

An adjusted expense of 83 M€ was recorded in first quarter 2009 in comparison with a net expense of 76 M€ in first quarter 2008.

Reported earnings in first quarter 2009 include 49 M€ in pre-tax capital gains realised on the sale of the Paseo de la Castellana building whereas reported earnings in first quarter 2008 included 86 M€ in pre-tax capital gains on the sale of a 14.9% stake in YPF.

Preview of income statement for first quarter 2009

2.- FINANCIAL INCOME/CHARGES, DEBT, AND INVESTMENTS

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€)	4Q08	1Q09	% Variation 1Q09/4Q08
NET DEBT AT THE START OF THE PERIOD	4,399	3,334	-24.2
EBITDA	-802	-1,443	79.9
VARIATION IN TRADE WORKING CAPITAL	-2,646	-346	-86.9
INVESTMENTS	1,800	2,923	62.4
DIVESTMENTS	-61	-269	341.0
DIVIDENDS (including affiliates)	115	654	468.7
TRANSLATION DIFFERENCES	121	224	85.1
TAXES PAID	357	159	-55.5
OTHER MOVEMENTS	51	140	174.5
NET DEBT AT THE CLOSE OF THE PERIOD	3,334	5,376	61.2
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	6,858	8,964	30.7
Debt ratio
CAPITAL EMPLOYED (M€)	28,128	31,289	11.2
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	11.9	17.2	44.5
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	24.4	28.7	17.6
ROACE before non-adjusted items (%)	10.3	6.3	-38.8

The Company’s net financial debt at the end of first quarter 2009 amounted to 5,376 M€, 2,042 M€ more than at year-end 2008 (3,334 M€).

The acquisition of Unión Fenosa by Gas Natural SDG, which implied an additional investment of 1,905 M€, is the main factor behind the increase in the Group’s consolidated debt.

In addition, the following aspects in relation to this quarter are worth mentioning:

•	In the divestments caption, the last pending instalment totalling 245 M€ on the sale of the Repsol Tower to Caja Madrid was collected in March of this year.

•	Dividends totalling 654 M€ were paid in first quarter 2009, 641 M€ of which relate to the Repsol YPF, S.A. dividend for 2008.

•	The impact of the slight appreciation of the dollar against the euro in first quarter 2009 increased the nominal amount of net debt by 224 M€.

The consolidated Group’s net debt-to-capital employed ratio at the end of first quarter 2009 stood at 17.2%.

The net financial debt of the Group (excluding Gas Natural) at the end of first quarter 2009 amounted to 3,181 M€ in comparison with 1,883 M€ at 31 December 2008, that is, an increase of 1,298 M€ mainly explained by the disbursement made for the Gas Natural capital increase (without affecting the consolidated Group).

Cashflow generated in the period by the Group ex-Gas Natural (EBITDA, divestments, and change in working capital) was sufficient to cover the dividend payment, taxes, and investments (with the exception of the relevant Gas Natural capital increase).

The consolidated Group’s (ex- Gas Natural) net debt-to-capital employed ratio at the end of first quarter 2009 stood at 11.4%.

Preview of income statement for first quarter 2009

Net financial expenses in first quarter 2009 totalled 37 M€ versus 52 M€ in net financial income recorded in the same period a year earlier. The main variation is explained by the result of exchange rate hedging positions. In first quarter 2009, income from exchange rate hedge positions (100 M€) is mainly the result of the depreciation of the Argentinean peso against the U.S. dollar (from 3.43 ARS/$ to 3.7 ARS/$), which had a significant impact on the value of YPF’s liabilities denominated in this currency (81 M€).

Unaudited figures (IFRS)

FINANCIAL EXPENSES (M€)	1Q08	4Q08	1Q09	% Variation 1Q09/1Q08
NET INTEREST EXPENSE (incl. preferred shares)	-113	-111	-111	-1.8
HEDGING POSITIONS INCOME/EXPENSE	204	22	109	-46.6
Interest rate	-37	-15	9	—
Exchange rate	241	36	100	-58.5
UPDATE OF PROVISIONS	-36	-38	-46	27.8
CAPITALISED INTEREST	14	21	38	171.4
OTHER FINANCIAL INCOME / EXPENSES	-17	-30	-28	64.7

TOTAL	52	-136	-37	—

Preview of income statement for first quarter 2009

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The 2009 corporate income tax rate is estimated at 39.5% based on figures at the end of this first quarter. Taxes accrued in first quarter 2009 totalled 356 M€ implying a 39.5% effective tax rate.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	1Q08	4Q08	1QT09	% Variation 1Q09/1Q08
UPSTREAM	12.4	-23.5	-0.8	—
LNG	4.6	20.1	15.8	243.5
DOWNSTREAM	5.4	5.6	3.1	-42.6
YPF	3.1	-3.6	0.5	-83.9
Gas Natural SDG	0.5	0.4	8.7	1,640.0

TOTAL	26.0	-1.0	27.3	5.0

Income from minority interests in first quarter 2009 totalled 27.3 M€ versus 26.0 M€ in the same quarter last year. The increase in Gas Natural is the result of including Unión Fenosa in the scope of consolidation in March using the equity method. In LNG, higher revenues from trains 1 and 4 in Trinidad & Tobago contributed to earnings growth.

3.3.- MINORITY INTERESTS

Adjusted income attributable to minority interests in first quarter 2009 amounted to 41 M€ in comparison with 60 M€ in first quarter 2009. This caption also reflects the minority interests in 14.9% of YPF earnings following the divestment carried out in February 2008.

Preview of income statement for first quarter 2009

4.- HIGHLIGHTS

Since the publication of fourth quarter 2008 results, the most significant items announced by the company were as follows:

In Upstream, on 25 March, earlier than originally anticipated, Repsol began producing oil and gas at its own platform in the Shenzi field, in the U.S. Gulf of Mexico, 195 kilometres off the coast of Louisiana (U.S.). Seven wells are currently connected to the platform, to be increased to up to 15 wells. Repsol holds a 28% interest in the Shenzi operator consortium. The other consortium partners are BHP Billiton (44% and the operator) and Hess Corporation (the remaining 28%). The production capacity of the Shenzi platform is 100,000 bopd and 50 Mcfd of gas.

On 30 March, Repsol announced a gas discovery in the Tangiers-Larache exploration area, 40 kilometres off the coast of Morocco. The discovery, made with the Anchois-1 well at a depth of 2,359 meters, consists of two gas columns of a total 90 meters. Repsol (36%) is the operator of the consortium which made the discovery, which includes Gas Natural (24%), Dana (15%), and ONHYM (the remaining 25%).

On 1 April, Repsol announced a new gas discovery in Algeria at the M’Sari Akabli block in the Ahnet Basin. The well, known as TGFO-1, is at a depth of 2,135 meters. Initial tests delivered production of 363,000 cubic metres per day. Situated in the prolific Reggane Basin, this block reaffirms the potential of this area and offers new development opportunities. Repsol holds a 33.75% stake and is the operator of the consortium comprising the national Algerian oil company NOC (25%), the German REW Dea (22.5%); and the Italian Edison (18.75%).

On 13 April, Repsol and Petrobrás confirmed to the Brazilian authorities the economic viability of the Pirarucá discovery in block BM-S-7 in shallow waters in the Santos Basin (Brazil). The preliminary “on site” volume of this light oil and gas field is 550 Mboepd, as estimated by Petrobrás. The BM-S-7 block is 218 km south of the city of Santos, off the coast of the State of Sao Paolo. The field is at a depth of 3,967 meters at 214 metres under water.

On 15 April, Repsol announced a deep water discovery at the Santos Basin off the coast of Brazil. The well, known as Iguazú, is located in the BM-S-9 block at a distance of 240 kilometres from the coast of Sao Paulo and at a depth of 2,140 metres. This discovery is in addition to two other discoveries made in the same block with the Carioca and Guará wells. The consortium that made the discovery, made up of Petrobrás (45% and the operator), Repsol (25%) and BG Group (30%) will continue to work on the Appraisal Plan for this prolific block. Preliminary results of the tests conducted at Iguazú indicate the presence of light oil at a depth of 4,900 metres.

On 21 April, Repsol announced its first offshore oil and gas discovery at the A1 (Barracuda) well in the NC 202 block off the coast of Libya, a country where the Company has a major presence. Holding a 60% stake, Repsol is the operator in the consortium responsible for this discovery in which the Austrian company OMV holds the remaining 40% stake. Repsol, with a 21% stake, will be the operator of the consortium responsible for the future development of this block, jointly with the National Oil Company of Libya (NOC) with a 65% stake, and Austria’s OMV, with a 14% stake. The well, which reached a depth of 4,820 metres, 50 metres under water, is the first one drilled in the NC 202 block in the Sirte Basin, 15 km off the coast. NOC awarded this block to Repsol and its partners in November 2003. Preliminary tests conducted at the well at a depth of 1,354 to 1,367 metres, indicated the presence of 1,264 bopd with an API gravity of 26º, and a volume of 16,400 cubic metres of gas per day.

In the Corporation, on 13 March, Repsol and the Government of Ecuador reached an agreement to create a stable contractual framework within one year. This Agreement extends the term of the operating period by 6 years, from 2012 to 2018. It also establishes a one-year transitional period during which the Government of Ecuador will reduce the tax on extraordinary profit from 99% to 70%. During the aforementioned period, both parties will negotiate a long-term Service Agreement to govern Repsol’s activities in Ecuador. This Agreement, which contemplates an investment commitment by Repsol estimated at 173.5 million dollars until 2012, is beneficial for the Company since it marks a step forward by the Government of Ecuador in establishing a stable legal framework that will enable Repsol to carry out its activities until 2018. The extended concession period enhances the value of the Company’s assets and investments in this country.

Preview of income statement for first quarter 2009

On 18 March, Repsol International Finance B.V., concluded a 5-year bond issue, guaranteed by Repsol YPF, S.A, for an amount of 1 billion €, at a coupon of 6.50%, and an issue price 99.934%, equivalent to a mid-swap plus 370 basis points.

At the proposal of the Appointments and Remuneration Committee, the Board of Directors, meeting on 25 March 2009, agreed to submit a resolution for approval at the Annual General Meeting (14 May 2009) on the appointment of María Isabel Gabarró Miquel as an Independent Director.

Madrid, 8 May 2009

Investor Relations

E-mail:INVERSORES@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 917 53 55 48

Fax: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 8 May, at 4:00 p.m. (CET) to report on Repsol’s first quarter 2009 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com).

A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

Preview of income statement for first quarter 2009

TABLES

1st QUARTER 2009 RESULTS

Preview of income statement for first quarter 2009

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q08	4Q08	1Q09
EBITDA	2.422	802	1.443
Income from continuous operations before financial expenses	1.606	11	940
Financial expenses	52	(136)	(37)
Income before income tax and income of associates	1.658	(125)	903
Income tax	(412)	(32)	(356)
Share in income of companies carried by the equity method	26	(1)	27
Income for the period	1.272	(158)	574

ATTRIBUTABLE TO:

Minority interests	60	(53)	58
EQUITY HOLDERS OF THE PARENT	1.212	(105)	516

Earnings per share accrued by parent company (*)
* Euros/share	0,99	-0,09	0,43
* $/ADR	1,57	-0,12	0,57

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares. Earnings per share was calculated taking into account the average number of outstanding shares, considering shares held by the company. The average number of outstanding shares was 1,220,863,463 in 1Q08, 1,214,598,084 in 4Q08 and 1,208,634,035 in 2009.

Dollar/euro exchange rate at date of closure of each quarter

1.581 dollars per euro in 1Q08

1.392 dollars por euro in 4Q08

1.331 dollars per euro in 1Q09

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1Q08
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,606	39	1,645
Upstream	576	21	597
GNL	32	—	32
Downstream	482	39	521
YPF	365	46	411
Gas Natural SDG	157	3	160
Corporate and others	(6)	(70)	(76)
Financial expenses	52	—	52
Income before income tax and income of associates	1,658	39	1,697
Income tax	(412)	(275)	(687)
Share in income of companies carried by the equity method	26	—	26
Income for the period	1,272	(236)	1,036

ATTRIBUTABLE TO:
Minority interests	60	—	60

EQUITY HOLDERS OF THE PARENT	1,212	(236)	976

	4Q08
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	11	(10)	1
Upstream	259	(7)	252
GNL	37	—	37
Downstream	(429)	(24)	(453)
YPF	113	18	131
Gas Natural SDG	132	4	136
Corporate and others	(101)	(1)	(102)
Financial expenses	(136)	—	(136)
Income before income tax and income of associates	(125)	(10)	(135)
Income tax	(32)	2	(30)
Share in income of companies carried by the equity method	(1)	—	(1)
Income for the period	(158)	(8)	(166)

ATTRIBUTABLE TO:
Minority interests	(53)	—	(53)

EQUITY HOLDERS OF THE PARENT	(105)	(8)	(113)

	1Q09
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	940	(218)	722
Upstream	185		185
GNL	11		11
Downstream	293	(5)	288
YPF	323	(171)	152
Gas Natural SDG	169		169
Corporate and others	(41)	(42)	(83)
Financial expenses	(37)		(37)
Income before income tax and income of associates	903	(218)	685
Income tax	(356)	86	(270)
Share in income of companies carried by the equity method	27		27
Income for the period	574	(132)	442

ATTRIBUTABLE TO:
Minority interests	58	(17)	41

EQUITY HOLDERS OF THE PARENT	516	(115)	401

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL

EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q08	4Q08	1Q09
Upstream	1,238	830	561
USA and Brazil	101	60	44
North of Africa	518	235	144
Rest of the world	627	593	393
Adjustments	(8)	(58)	(20)

LNG	308	371	284

Downstream	11,556	7,144	7,384
Europe	10,848	6,653	7,133
Rest of the world	1,390	674	550
Adjustments	(682)	(183)	(299)

YPF	2,282	2,556	2,298
Upstream	1,026	1,207	1,325
Downstream	1,882	2,034	1,604
Corporate	55	79	56
Adjustments	(681)	(764)	(687)

Gas Natural SDG	1,031	1,199	979

Corporate & others	(416)	(405)	(214)

TOTAL	15,999	11,695	11,292

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q08	4Q08	1Q09
Upstream	576	259	185
USA and Brazil	—	(16)	1
North of Africa	338	83	89
Rest of the world	238	192	95

LNG	32	37	11

Downstream	482	(429)	293
Europe	482	(345)	246
Rest of the world	—	(84)	47

YPF	365	113	323
Upstream	167	76	354
Downstream	225	83	(1)
Corporate	(27)	(46)	(30)

Gas Natural SDG	157	132	169

Corporate & others	(6)	(101)	(41)

TOTAL	1,606	11	940

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q08	4Q08	1Q09
Upstream	753	439	310
USA and Brazil	52	(5)	10
North of Africa	356	158	110
Rest of the world	345	286	190

LNG	40	47	29

Downstream	709	(383)	426
Europe	682	(268)	370
Rest of the world	27	(115)	56

YPF	756	573	529
Upstream	507	453	503
Downstream	259	138	45
Corporate	(10)	(18)	(19)

Gas Natural SDG	230	206	235

Corporate & others	(66)	(80)	(86)

TOTAL	2,422	802	1,443

Preview of income statement for first quarter 2009

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q08	4Q08	1Q09
Upstream	242	326	314
USA and Brazil	110	129	84
North of Africa	44	97	86
Rest of the world	88	100	144

LNG	78	19	30

Downstream	315	595	325
Europe	299	581	316
Rest of the world	16	14	9

YPF	250	596	236
Upstream	223	486	198
Downstream	17	76	27
Corporate	10	34	11

Gas Natural SDG	54	170	1,963

Corporate & others	41	94	56

TOTAL	980	1,800	2,924

Preview of income statement for first quarter 2009

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	MARCH 2009
NON-CURRENT ASSETS
Goodwill	2,851	3,014
Other intangible assets	1,228	1,395
Property, Plant and Equipmment	25,737	27,546
Investment property	31	31
Equity-accounted financial investments	525	3,102
Non-current financial assets
Non-current financial instruments	1,585	1,732
Others	881	132
Deferred tax assets	1,463	1,488
Other non-current assets	276	314

CURRENT ASSETS
Non-current assets classified as held for sale (*)	1,251	1,309
Inventories	3,584	3,692
Trade and other receivables	6,632	6,163
Other current financial assets	494	708
Cash and cash equivalents	2,891	3,354

TOTAL ASSETS	49,429	53,980

TOTAL EQUITY
Attributable to equity holders of the parent	20,100	21,078
Attributable to minority interests	1,170	1,248

NON-CURRENT LIABILITIES
Subsidies	108	109
Non-current provisions	2,710	2,800
Non-current financial debt	10,315	11,461
Deferred tax liabilities	2,554	2,729
Other non-current liabilities
Current debt for finance leases	721	1,601
Others	730	969

CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	601	629
Current provisions	437	399
Current financial liabilities	1,788	3,478
Trade debtors and other payables:
Current debt for finance leases	31	133
Other trade debtors and payables	8,164	7,346

TOTAL LIABILITIES	49,429	53,980

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Preview of income statement for first quarter 2009

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-MARCH
	2008	2009
I.CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxes and associates	1,658	903
Adjustments:
Depreciation of Property, Plant and Equipment	736	741
Other adjustments (net)	28	(201)

EBITDA	2,422	1,443
Variation in working capital	(410)	346

Dividends received		17
Income taxes received/(paid)	(529)	(159)
Other proceeds/(payments) from operating activities	(138)	(86)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(667)	(228)

	1,345	1,561

II. CASH FLOWS FROM INVESTING ACTIVITIES

Investment payments	(45)	(1,978)
Group companies, associates, and business units	(929)	(940)
Property, plant and equipment, intangible assets and property investments	(6)	(6)

Other financial assets	(980)	(2,924)
Total Investments	853	290
Proceeds on divestments	—
Other cash flows

	(127)	(2,634)

III. CASH FLOWS FROM FINANCING ACTIVITIES
Receipts/Payments from equity instruments	—
Proceeds on issue of financial liabilities	559	3,697
Payments for return and amortization of financial obligations	(378)	(1,141)
Dividends paid	(779)	(654)
Interest paid	(142)	(135)
Other proceeds/(payments) from financing activities	(107)	(275)

	(847)	1,492

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,585	2,891

Net cash flows (I, II y III)	371	419

Translation differences	(43)	44

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	2,913	3,354

Preview of income statement for first quarter 2009

TABLES

OPERATING HIGHLIGHTS

1ST QUARTER 2009

Preview of income statement for first quarter 2009

OPERATING HIGHLIGHTS UPSTREAM

		2008	2009	% Variation 09 / 08
	Unit	1Q	1Q
HYDROCARBON PRODUCTION	K Boed	333	317	-4.8
Crude and Liquids production	K Boed	131	113	-13.7
USA and Brazil	K Boed	15	12	-18.4
North Africa	K Boed	55	40	-27.3
Rest of the world	K Boed	61	61	-0.4

Natural gas production	K Boed	202	204	0.9
USA and Brazil	K Boed	1	1	-29.3
North Africa	K Boed	10	14	44.9
Rest of the world	K Boed	192	189	-1.1

Preview of income statement for first quarter 2009

OPERATING HIGHLIGHTS DOWNSTREAM

		2008	2009	% Variation 09 / 08
REFINING AND MARKETING	Unit	1Q	1Q
CRUDE PROCESSED	Mtoe	10.1	9.2	-9.6
Europe	Mtoe	8.5	8.2	-3.5
Rest of the world	Mtoe	1.7	1.0	-40.8

SALES OF OIL PRODUCTS	Kt	11,072	9,492	-14.3
Europe	Kt	9,064	8,522	-6.0
–Own network	Kt	5,906	5,256	-11.0
- Light products	Kt	4,865	4,386	-9.8
- Other Products	Kt	1,041	870	-16.4
–Other Sales to Domestic Market	Kt	1,688	1,786	5.8
- Light products	Kt	1,227	1,278	4.2
- Other Products	Kt	461	508	10.2
–Exports	Kt	1,470	1,480	0.7
- Light products	Kt	408	527	29.2
- Other Products	Kt	1,062	953	-10.3
Rest of the world	Kt	2,008	970	-51.7
–Own network	Kt	789	413	-47.7
- Light products	Kt	667	349	-47.7
- Other Products	Kt	122	64	-47.5
–Other Sales to Domestic Market	Kt	782	330	-57.8
- Light products	Kt	591	250	-57.7
- Other Products	Kt	191	80	-58.1
–Exports	Kt	437	227	-48.1
- Light products	Kt	105	73	-30.5
- Other Products	Kt	332	154	-53.6

CHEMICALS
Sales of petrochemicals products	Kt	793	458	-42.3
Europe	Kt	711	412	-42.0
Base petrochemical	Kt	183	74	-59.6
Derivative petrochemicals	Kt	529	338	-36.0
Rest of the world	Kt	82	46	-44.5
Base petrochemical	Kt	15	0	-100.0
Derivative petrochemicals	Kt	67	46	-32.1

LPG
LPG sales	Kt	917	871	-5.0%
Europe	Kt	602	577	-4.2%
Rest of the world	Kt	314	294	-6.4%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Refap figures are not included since third quarter 2008.

Preview of income statement for first quarter 2009

OPERATING HIGHLIGHTS YPF

		2008	2009	% Variation 09 / 08
	Unit	1Q	1Q
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	632	601	-5.0
Crude and Liquids production	K Boed	329	323	-1.8
Argentina	K Boed	329	320	-2.6
Rest of the world	K Boed	0	3	—
Natural gas production	K Boed	303	278	-8.5
Argentina	K Boed	303	277	-8.6
Rest of the world	K Boed	0	1	—

DOWNSTREAM
CRUDE PROCESSED	M toe	4.2	4.0	-3.9

SALES OF OIL PRODUCTS (*)	Kt	3,705	3,539	-4.5
Own network	Kt	2,622	2,684	2.4
Light products	Kt	2,143	2,213	3.3
Other Products	Kt	479	472	-1.5
Other Sales to Domestic Market	Kt	302	316	4.7
Light products	Kt	231	208	-9.9
Other Products	Kt	71	108	52.5
Exports	Kt	781	539	-31.0
Light products	Kt	220	186	-15.5
Other Products	Kt	561	353	-37.2
PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	406	270	-33.7
Base petrochemical	Kt	48	43	-9.6
Derivative petrochemicals	Kt	359	226	-36.9

LPG
LPG sales	Kt	114	113	-0.3

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants, Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 8th, 2009	By:	/s/ María Victoria Zingoni
	Name:	María Victoria Zingoni
	Title:	Director of Investors Relations